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UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G/A
(RULE 13d-102)


Under the Securities Exchange Act of 1934
(Amendment No. 1 )*


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


NewLink Genetics Corporation
(Name of Issuer)


Common shares
(Title of Class of Securities)

651511107
(CUSIP/SEDOL Number)


See Item 4
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[ ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13G/A


Issuer: NewLink Genetics Corporation	CUSIP No.: 651511107

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	First Eagle Investment Management, LLC
	Tax ID # 57-1156902


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


NUMBER OF SHARES	5  SOLE VOTING POWER - 2,933,700
BENEFICIALLY  		6  SHARED VOTING POWER -  0
OWNED BY EACH	 	7  SOLE DISPOSITIVE POWER - 2,976,200
REPORTING PERSON       	8  SHARED DISPOSITIVE POWER - 0
WITH:


9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	2,976,200


10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	10.36%


12	TYPE OF REPORTING PERSON

	IA

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SCHEDULE 13G/A


Issuer: NewLink Genetics Corporation	CUSIP No.: 651511107

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	Arnhold and S. Bleichroeder Holdings, Inc.


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


NUMBER OF SHARES	5  SOLE VOTING POWER - 2,933,700
BENEFICIALLY  		6  SHARED VOTING POWER -  0
OWNED BY EACH	 	7  SOLE DISPOSITIVE POWER - 2,976,200
REPORTING PERSON       	8  SHARED DISPOSITIVE POWER - 0
WITH:


9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	2,976,200


10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	10.36%


12	TYPE OF REPORTING PERSON

	HC



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SCHEDULE 13G/A

Issuer: NewLink Genetics Corporation	CUSIP No.: 651511107


ITEM 1

(a)	Name of Issuer: NewLink Genetics Corporation


(b)	Address of Issuer's Principal Executive Offices:

	2503 South Loop Drive
	Ames, Iowa 50010


ITEM 2

(a)	Name of Person Filing: First Eagle Investment Management, LLC
				Arnhold and S. Bleichroeder Holdings, Inc.

(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA


(d)	Title of Class of Securities:

	Common Stock


(e)	CUSIP No.: 651511107


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15
		U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[  ]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance
		with Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance
		with Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	A non-U.S. institution that is the functional
		equivalent of any of the institutions listed in
		Section 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent
		U.S. institution; and

(k)	[X]	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).



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SCHEDULE 13G/A

Issuer: NewLink Genetics Corporation	CUSIP No.: 651511107

ITEM 4.	Ownership.

	First Eagle Investment Management, LLC ("FEIM"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,976,200 shares, or 10.36% of the ordinary shares believed to be outstanding as a result of acting as investment adviser to various clients, including common stock underlying call options referencing an aggregate of 1,292,400 shares as of August 6, 2015. To the extent that shares of common stock underlying the call options are deemed beneficially owned by the Reporting Person, the Reporting Person was deemed to have beneficially owned 2,688,886 shares or 9.62% as of December 31, 2014. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. The 21 April Fund, Ltd. ("21 April"), a Cayman Islands company for which FEIM acts as investment adviser, may be deemed to beneficially own 1,476,725 of these 2,976,200 shares, or 5.14% of the ordinary shares believed to be outstanding, including common stock underlying call options referencing an aggregate of 306,800 shares. This Schedule 13G/A is being filed because FEIM's aggregate position has crossed above the 10% of the ordinary shares believed to be outstanding. Additionally, FEIM disclaims beneficial ownership in 42,500 shares reported by FEIM which are held in separate accounts managed by Michael M. Kellen in his individual capacity. FEIM is a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. ("ASBH"). Therefore, ASBH indirectly has the power to vote and dispose of the shares being reported, and, accordingly, may be deemed the beneficial owner of such shares. The foregoing should not be construed in and of itself as an admission by FEIM or ASBH as to the beneficial ownership of the shares.

ITEM 5. Ownership of Five Percent or Less of a Class.

	N/A


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	N/A


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
	HOLDING COMPANY OR CONTROL PERSON.

	N/A


ITEM 8. Identification and Classification of Members of the Group.

	N/A


ITEM 9. Notice of Dissolution of Group

	N/A


ITEM 10. Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2015


FIRST EAGLE INVESTMENT MANAGEMENT, LLC
By:/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Vice Chairman and Director

ARNHOLD AND S. BLEICHROEDER HOLDINGS, INC.
By:/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Co-President



Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: August 20, 2015


FIRST EAGLE INVESTMENT MANAGEMENT, LLC
By:/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Vice Chairman and Director

ARNHOLD AND S. BLEICHROEDER HOLDINGS, INC.
By:/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Co-President

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